SCHWAB INVESTMENTS

211 Main Street

San Francisco, CA 94105

April 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Schwab Investments (the “Trust”) Withdrawal Application on behalf of Schwab High Yield Municipal Bond Fund Registration Statement on Form N-14 (File No. 333-237678)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests withdrawal of its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Wasmer Schroeder High Yield Municipal Fund (the “Acquired Fund”), a portfolio of Advisors Series Trust, in which the Acquired Fund would transfer all of its assets to Schwab High Yield Municipal Bond Fund (the “Surviving Fund”), a series of the Trust, in exchange for shares of the Surviving Fund.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2020 (Accession Number 0001683863-20-003164), pursuant to Rule 488 under the Securities Act. The Trust confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

The Trust is requesting the withdrawal of the N-14 because it was filed without a signature page and is therefore incomplete. The Trust believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Registration Statement.

Please contact me at (415) 667-0780 with any questions or comments regarding this matter.

Sincerely,

/s/ Christine Pierangeli
Christine Pierangeli
Assistant Secretary